

March 26, 2014

<u>Via E-mail</u>
Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

> **Re: Green Dragon Wood Products, Inc.**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed March 18, 2014**
> **File No. 0-53379**

Dear Mr. Lee:

We have reviewed your response letter dated February 25, 2014, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Period Ended December 31, 2013</u>

<u>Condensed Consolidated Statements of Operations and Comprehensive Income, page 3</u>

1. Your financial results for the nine months ended December 31, 2013, do not appear to reconcile to the sum of the financial results for the three months ended December 31, 2013, and the six months ended September 30, 2013, as reported in your previous Form 10-Q. For example, your Form 10-Q for the six months ended September 30, 2013, reported net revenues of $3.6 million, and you reported net revenues of $4 million for the three months ended December 31, 2013. However, net revenues reported for the nine months ended December 31, 2013, were $6.5 million. There appear to be similar differences throughout the statements of operations, including in the cost of revenue, loss from operations and loss before income taxes line items. We not did identify any language referenced in the notes to the financial statements to indicate what resulted in

these differences. Accordingly, please address how you derived your financial results for the three and nine months ended December 31, 2013, and include an explanation of the significant differences noted above, including if you determined there were errors in the financial statements included in your Form 10-Q for the period ended June 30, 2013. If you determined there were errors in your Form 10-Q for the period ended June 30, 2013, please tell us what consideration you gave to amending the Form 10-Q for the period ended June 30, 2013, the requirements of Item 4.02 of Form 8-K, and providing clear disclosures of the revisions to your financial statements in the notes to the financial statements.

You may contact Thomas D'Orazio at (202) 551-3825, or, in his absence, Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Kamyar Daneshvar at (202) 551-3787 or Pamela Long, Assistant Director, at (202) 551-3765.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief